[Letterhead of Franklin Street Properties Corp.]



Via EDGAR

July 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kevin Woody, Accounting Branch Chief
Mail Stop 4561

Re:   Franklin Street Properties Corp.
      Form 10-K for the year ended December 31, 2006
      Filed on February 23, 2007
      File No. 1-32470

Dear Mr. Woody:

      Franklin Street Properties Corp. ("we" or the "Company") has set forth below a response to the comments on the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (the "10-K") provided by you to the undersigned, Mr. John G. Demeritt, in a letter dated July 3, 2007 (the "Letter"). The responses appear below the reprint of the comments from the Letter and use the headings used in the Letter.

      Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the 10-K.


Form 10-K for the year ended December 31, 2006

General

1. Please provide the acknowledgements that are requested at the end of this letter on the Company's letterhead.

Response

       The Company has provided the acknowledgements that are requested at the end of this letter on its letterhead.


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Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 24

2. We have read your proposed disclosure provided in response to the prior comment. Considering that you have identified AFFO as your segment measure, please advise us and expand your proposed disclosure to clearly demonstrate why contribution is useful to investors. Refer to Question 20 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response

      We respectfully submit that we believed the use of the contribution subtotals in the table on page 25, which were derived from our GAAP financial statements, were used for purposes of management discussion, and not intended to be construed as a non-GAAP financial measure. Each of the line items on the table contained only line items from the income statements, and was presented in what we believed to be a balanced and informative manner, and was reconciled to our GAAP income statements. However, in reading Question 20 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on the SEC website that was referenced in the Letter, we understand the issues surrounding the use of these terms. We also looked at the Staff Training Manual on page 8-3, which under B discusses "Segment Analysis and Non-GAAP Measures".

      On Monday, July 9, 2007, I spoke by telephone with Rachel Zablow of the Staff with respect to Comment 2 and proposed that in our future Exchange Act filings on Form 10-K and 10-Q, we remove the subtotals of "Contribution from real estate" and "Contribution from investment banking" from the table and the discussion and show the related income statement items in the same format and order as they appear on our GAAP income statement. The discussion would be slightly modified to follow this format.

      The Company hereby acknowledges that:

      (i) it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

      (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

      (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please telephone me at (781) 557-1341 or Scott H. Carter, Senior Vice President / In-house Counsel of the Company at (781) 557-1303 with any questions or comments concerning this filing.


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

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

cc:   Scott H. Carter, Esq.
      Ms. Rachel Zablow


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